	January 13, 2006	700 Louisiana Street
Suite 3600
	By Telecopy (202) 772-9204	Houston, Texas 77002-2730

	Mr. H. Christopher Owings	Main Tel (713) 221-1651
	U.S. Securities and Exchange Commission	Main Fax (713) 224-6410
	Mail Stop 3561	www.mayerbrownrowe.com
100 1st Street NE
	Washington, DC 20549	David L. Ronn
Direct Tel (713) 546-0525
RE:	Ferrellgas Partners, L.P.	Direct Fax (713) 632-1825
	Registration Statement on Form S-3	dronn@mayerbrownrowe.com
Filed December 8, 2005
File No. 333-130193
Ferrellgas Partners, L.P. and subsidiary registrants
Form 10-K for Fiscal Year Ended July 31, 2005
File No. 1-11331
Dear Mr. Owings:
This letter is in response to your letter to Mr. Kevin Kelly dated January 6, 2006. To facilitate your review of the above-referenced filings, this letter keys the responses of Ferrellgas Partners, L.P. and its subsidiary registrants (“Ferrellgas Partners”) to your comments. As we have discussed, once you have agreed that our proposed responses and changes are satisfactory, we will coordinate the filing of an amendment to the registration statement referred to above. We appreciate your flexibility.
Ferrellgas Partners, L.P.
Registration Statement on Form S-3
Tax Consequences, page 3
1.	We note your statement in the third paragraph under this heading that “[a]ll statements as to matters of law and legal conclusions ... are the opinion of Mayer, Brown, Rowe & Maw LLP....” However, the last sentences at each of the captions “Partnership Status” and “Tax Treatment of Unitholders” refer to the “discussion” in the next succeeding sub-section. Please revise to remove the implication that these matters do not represent the actual opinion of counsel on these matters.
ANSWER:
Ferrellgas Partners proposes to revise portions of the section entitled “Tax Consequences” to remove the implication that the matters set forth in the subsections “Tax Treatment of Unitholders” and “Tax

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
January 13, 2006

Consequences of Unit Ownership” do not represent the actual opinion of counsel on these matters, as follows:
The third paragraph will read as follows (underlined words are additions):
“All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section entitled “Tax Consequences,” unless otherwise noted, are the opinion of Mayer, Brown, Rowe & Maw LLP, counsel to us and our general partner, and are, to the extent noted herein, based on the accuracy of various factual matters.”
The paragraph immediately preceding the subsection entitled “Tax Treatment of Unitholders” will read as follows:
“The discussion below in this section entitled “Tax Consequences” assumes that we will be treated as a partnership for federal income tax purposes.”
Lastly, the paragraph immediately preceding the subsection entitled “Tax Consequences of Unit Ownership” will read as follows:
“The following discussion in this section entitled “Tax Consequences” assumes that a unitholder is treated as one of our partners.”
Selling Unitholder, page 16
2.	We note your reference in the third sentence of this section to the issuance of common units on conversion of outstanding senior units in accordance with the terms of your partnership agreement. Please tell us how you calculated the number of shares to be issued, based on the provisions of Section 5.7(c) of your partnership agreement, as amended, filed as Exhibit 3.1.
ANSWER:
Section 5.7(c) of the Fourth Amended and Restated Agreement of Limited Partnership of Ferrellgas Partners, L.P. (the “Partnership Agreement”) contains the provisions that were used to determine the number of common units issuable in the conversion of the senior units on June 30, 2005. Section 5.7(c) reads as follows:
“If the holders of the Senior Units elect to convert any or all of their Senior Units into Common Units, such number of Senior Units shall be converted into a number of fully paid and nonassessable (subject to Section 17-607 of the Delaware Act) Common Units as is equal, subject to Section 5.7(g), to the number of Senior Units being so converted, multiplied by the sum of (A) the Senior Unit Liquidation Preference plus (B) any accumulated and unpaid Senior Unit Distributions to and including the date of conversion, with the product then divided by the Current Market Price of the Common Units as of the date of conversion.”

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
January 13, 2006

The following are the key facts that Ferrellgas Partners used to determine the number of common units in the conversion of the senior units on June 30, 2005:
•	The number of senior units converted and outstanding on June 30, 2005 was 1,994,146.35.

•	The Senior Unit Liquidation Preference at the time of conversion was $40. “Senior Unit Liquidation Preference” is defined in the Partnership Agreement as “40.00 per Senior Unit, subject to adjustment in accordance with Section 5.6(a).” None of the adjustments listed in Section 5.6(a) were applicable at the time of the conversion.

•	The amount of accumulated and unpaid Senior Unit Distributions was $1,322,205.73, or $.663043478 per senior unit. This amount included the accumulated and unpaid quarterly distribution for the 61 day period between May 1, 2005 and June 30, 2005. The amount was determined by (i) multiplying the 1,994,146.35 senior units to be converted by the quarterly “Senior Unit Distribution” (as defined in the Partnership Agreement) of $1.00 per unit; (ii) dividing the resulting amount by the 92 days in the quarter ended July 31, 2005; and (iii) multiplying the resulting amount by the 61 days during the quarter that the senior units were outstanding [(1,994,146.35 x $1.00)/92 x 61 = $1,322,205.73]. The per senior unit rate of $.663043478 was determined by dividing $1,322,205.73 by the number of senior units of 1,994,146.35.

•	The Current Market Price of Ferrellgas Partners, L.P.’s common units on the date of conversion was $20.83. The “Current Market Price” is defined in the Partnership Agreement as “the average of the daily Closing Prices per Unit of such class for the 20 consecutive Trading Days immediately prior to such date.” The common units are traded on the New York stock exchange under the symbol “FGP” and the average daily Closing Prices were obtained from this exchange.

•	The “product” referred to in Section 5.7(c) represents the total dollar amount to be converted into common units. On the date of conversion, the “product” amount was $81,088,059.73. This amount was determined by multiplying the 1,994,146.35 senior units by the sum of $40 (the Senior Unit Liquidation Preference) plus $.663043478 (the accumulated and unpaid distribution rate per senior unit) [1,994,146.35 x ($40 + ..663043478) = $81,088,059.73].
The number of common units issued in the conversion of the senior units on June 30, 2005 was 3,892,849. As provided for in Section 5.7(c) of the Partnership Agreement, this amount was determined by dividing the “product” of $81,088,059.73 by the Current Market Price of Common Units of $20.83 [$81,088,059.73 / $20.83 = 3,892,849].

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
January 13, 2006

Exhibits, page II-3
Exhibit 5.l, Opinion as to Legality
3.	Please refer to the fourth paragraph and the clause “... on the assumption that the holders of the Units take no part in the control of the Issuer’s business and otherwise act in conformity with the provisions of the Partnership Agreement regarding the control and management of the Issuer ....” Please tell us the purpose of and need for this clause, as it does not appear to represent an appropriate assumption to an opinion.
ANSWER:
Mayer, Brown, Rowe & Maw LLP will delete the referenced clause from the fourth paragraph in the opinion. The paragraph will read in part as follows (strikethroughs are deletions):
“Based on the foregoing and subject to the limitations, conditions and assumptions set forth herein, and having due regard for such legal considerations as we deem relevant, we are of the opinion that the Units are duly authorized, validly issued, ~~and, on the assumption that the holders of the Units take no part in the control of the Issuer’s business and otherwise act in conformity with the provisions of the Partnership Agreement regarding the control and management of the Issuer, the Units are~~ fully paid and non-assessable ... .”
4.	Also, please refer to the final, parenthetical, clause of the fourth paragraph “(except as non-assessability may be affected by particular provisions of the Delaware Revised Uniform Limited Partnership Act (the ‘Delaware Act’)).” Please tell us the purpose of and need for this clause, as it similarly does not appear to represent an appropriate assumption to the opinion.
ANSWER:
We refer you to Sections 303 and 607 of the Delaware Act for the purpose of, and need for, this clause. Section 303 of the Delaware Act provides that, assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that such limited partner otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to some possible exceptions, generally to the amount of capital he is obligated to contribute to us in respect of his common units plus his share of any undistributed profits and assets. Section 607(a) of the Delaware Act provides that a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. Section 607(b) of the Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution for three years.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
January 13, 2006

Because of these provisions in the Delaware Act, it is possible that a limited partner’s units could be subject to assessment and therefore the final, parenthetical, clause of the fourth paragraph is required.
We note that Mayer, Brown, Rowe & Maw LLP routinely issues to underwriters legality opinions with such language and that, to our knowledge, the inclusion of such language is universal among law firms that issue such opinions for publicly-traded limited partnerships.
5.	We remind you that an opinion must speak as of the date of effectiveness of the prospectus. In this regard, however, we note that the second sentence of the sixth paragraph and much of the seventh paragraph appears to limit the effectiveness of the opinion to its present date of December 7, 2005. Please revise to eliminate any date limitation, or alternatively, please refile the opinion on the date you seek effectiveness of the registration statement. Please also revise similarly with respect to the fourth paragraph of Exhibit 8.1, Opinion as to Tax Matters.
ANSWER:
We propose that, rather than revise the opinions, Ferrellgas Partners will file an amended registration statement on the morning of the date of accelerated effectiveness, together with opinions dated as of that date (with all changes referred to in this letter).
Undertakings, page II-4
6.	Please include in the registration statement the additional undertakings required by Item 512(a) of Regulation S-K with respect to registration statements filed on or after December 1, 2005. See Release No. 33-8591.
ANSWER:
Ferrellgas Partners proposes to revise the relevant portions of the undertakings section as follows (underlined words are additions):
“Item 17. Undertakings
The undersigned registrant hereby undertakes:
     A. to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          1. to include any prospectus required by Section 10(a)(3) of the Securities Act;
          2. to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
January 13, 2006

may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
          3. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs A.1 and A.2 above do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;
provided however, that:
paragraphs A.1 and A.2 above do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and
paragraphs A.1, A.2 and A.3 above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.”
Form 10-K for Fiscal Year Ended July 31, 2005
Management’s Discussion and Analysis of Financial Condition ..., page 38
Liquidity and Capital Resources, page 45
Contractual obligations, page 52
7.	In future filings, please revise your tabular presentation to include a total amount for each specific column and time period.
ANSWER:
Beginning with the Form 10-K for the fiscal year ending July 31, 2006, Ferrellgas Partners will include total amounts for each specific column and time period in the referenced tabular presentation.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
January 13, 2006

Adoption of New Accounting Standards. page 54
8.	Please tell us and disclose in future filings the impact on your financial statements of your adoption of FIN46 and FIN46R.
ANSWER:
As disclosed in Ferrellgas Partners’ Form 10-K for the fiscal year ended July 31, 2004, FIN 46 and FIN 46R do not apply to Ferrellgas Partners because it does not have any variable interest entities. The following language was included in Note B(20), Summary of significant accounting policies – Adoption of new accounting standards, to the Consolidated Financial Statements of Ferrellgas Partners, L.P. for the fiscal year ended July 31, 2004 filed on Form 10-K on October 13, 2004:
“FASB Financial Interpretation No. 46 (“FIN 46”) clarifies Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” If certain conditions are met, this interpretation requires the primary beneficiary to consolidate certain variable interest entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity investment at risk to permit the variable interest entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued a revision to FIN 46, which addresses new effective dates and certain implementation issues. The interpretation is generally effective for the periods ending after December 15, 2003. Among these issues is the addition of a scope exception for certain entities that meet the definition of a business, provided certain criteria are met. Ferrellgas does not have any variable interest entities that would be subject to this revised interpretation.”
This language was not included again in the similar Notes to Consolidated Financial Statements for Ferrellgas Partners, L.P. for the fiscal year ended July 31, 2005. It is Ferrellgas Partners’ policy to disclose in these Notes, new accounting standards issued during the respective fiscal year and whether or not the standard materially affects Ferrellgas Partners’ financial statements in the year the standard is first effective.
Since Ferrellgas Partners concluded in its Form 10-K for the fiscal year ended July 31, 2004 that the FIN 46 and FIN46R standards did not apply, it did not believe further discussion was warranted in subsequent Form 10-K filings.
Controls and Procedures, page 59
Disclosure Controls and Procedures, page 59
9.	We note that the conclusion of effectiveness as stated in the first paragraph provides only part of the definition of disclosure controls and procedures set forth in Rules l3a-15(e) or 15d-15(e). Please confirm to us, if accurate, that your principal executive officer and principal financial officer also concluded that your disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act is accumulated and communicated to the issuer’s management, including its

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
January 13, 2006

principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. This comment also applies to the Form 10-Q for the fiscal quarter ended October 31, 2005. In addition, in future filings, if you opt to define any part of disclosure controls and procedures, please define it in its entirety. Alternatively, rather than providing a definition, please cite only to the applicable rules.
ANSWER:
Ferrellgas Partners confirms that the principal executive officer, James E. Ferrell, and principal financial officer, Kevin T. Kelly, of its general partner concluded the following regarding Ferrellgas Partners’ disclosure controls and procedures:
“Our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosures in the Form 10-K for the fiscal year ended July 31, 2005 and the Form 10-Q for the fiscal quarter ended October 31, 2005.”
In future filings, rather than defining disclosure controls and procedures, Ferrellgas Partners will cite only the applicable rules.
The following is modified language that Ferrellgas Partners proposes to use in its future filings related to disclosure controls and procedures:
“An evaluation was performed by our management, with the participation of the principal executive officer and principal financial officer of our general partner, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our management, including the principal executive officer and principal financial officer of our general partner, concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act, were designed to be and were adequate and effective as of                     .”
Changes in Internal Control over Financial Reporting, page 59
10.	Please tell us more specifically the nature of the modifications you made to your internal controls over financial reporting during the recently completed fiscal quarter. As currently drafted, the disclosure is vague. This comment also applies to the Form l0-Q for the fiscal quarter ended October 31, 2005.
ANSWER:
In August 2005, Ferrellgas Partners completed the rollout of a new technology initiative to improve its routing and scheduling of customer deliveries, customer administration and operational workflow. This technology initiative was implemented in geographical areas during the last two fiscal years to all retail

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
January 13, 2006

locations. As a result, internal controls over financial reporting were modified to facilitate the processing and recording of sales to Ferrellgas Partners’ customers at its retail locations.
Consolidated Financial Statements
Notes to Consolidated Financial Statements, page F-7
     Note B. Summary of significant accounting policies, page F-7
11.	In future filings, please disclose the types of costs and expenses included in the Statement of Operations line item general and administrative expenses.
ANSWER:
Beginning with the Form 10-K for the fiscal year ending July 31, 2006, Ferrellgas Partners will include language in its Notes to Consolidated Financial Statements, specifically in the Summary of Significant Accounting Policies section, to describe the types of costs and expenses included in general and administrative expense on its consolidated statements of earnings. The following is an example of the language that Ferrellgas Partners proposes to include in this section in future filings:
“General and administrative expenses: General and administrative expense primarily includes personnel and incentive expense related to executives and employees and other overhead expense related to centralized corporate functions.”
     Note C. Business combinations, page F-13
Blue Rhino contribution, page F-15
12.	You disclose that 195,686 common units were issued to FCI Trading in consideration for the Blue Rhino contribution which had an aggregate value of $418.4 million, or $2.14 per unit issued. Please tell us the price at which the units were trading upon issuance, and clarify for us how you determined the amount of units to be issued in consideration of the net assets contributed by FCI Trading. Refer to paragraph 51(d) of SFAS 141.
ANSWER:
A detailed discussion of the Blue Rhino contribution by FCI Trading can be found in Note C to the Notes to Consolidated Financial Statements of Ferrellgas Partners, L.P. filed with Ferrellgas Partners’ Form 10-K for its fiscal year ended July 31, 2005 (see page F-15). An excerpt from Note C describes the Blue Rhino contribution as follows:
“On April 20, 2004, FCI Trading Corp. (“FCI Trading”), an affiliate of the general partner, acquired all of the outstanding common stock of Blue Rhino Corporation in an all-cash merger. Pursuant to an Agreement and Plan of Merger dated February 8, 2004, a subsidiary of FCI Trading merged with and into Blue Rhino Corporation whereby the then current stockholders of Blue Rhino Corporation were granted the right to receive a

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
January 13, 2006

payment from FCI Trading of $17.00 in cash for each share of Blue Rhino Corporation common stock outstanding on April 20, 2004. FCI Trading thereafter became the sole stockholder of Blue Rhino Corporation and immediately after the merger, FCI Trading converted Blue Rhino Corporation into a limited liability company, Blue Rhino LLC.
In a non-cash contribution, pursuant to a Contribution Agreement dated February 8, 2004, FCI Trading contributed on April 21, 2004 all of the membership interests in Blue Rhino LLC to the operating partnership through a series of transactions and the operating partnership assumed FCI Trading’s obligation under the Agreement and Plan of Merger to pay the $17.00 per share to the former stockholders of Blue Rhino Corporation together with other specific obligations, as detailed in the following table:

Assumption of obligations under the contribution agreement	343,414
Common units and general partner interest issued	11,850
Assumption of Blue Rhino’s bank credit facility outstanding balance	43,719
Assumption of other liabilities and acquisition costs	19,394

$418,377

In consideration of this contribution, Ferrellgas Partners, L.P. issued 195,686 common units to FCI Trading. Both Ferrellgas Partners, L.P. and FCI Trading have agreed to indemnify the general partner from any damages incurred by the general partner in connection with the assumption of any of the obligations described above. Also on April 21, 2004, subsequent to the contribution described above, Blue Rhino LLC merged with and into the operating partnership.
As discussed in this Note, FCI Trading contributed membership interests in Blue Rhino LLC with a value of $418.3 million and in return Ferrellgas Partners, L.P. assumed $409.6 million of debt and obligations discussed as follows:
•	$343.4 million contribution agreement obligation;

•	$43.7 million of debt outstanding on the Blue Rhino credit facility;

•	$19.4 million of other liabilities and acquisition costs; and

•	$3.2 million obligation related to the exchange of certain real property for common units.
The resulting net value of the Blue Rhino LLC membership interest contributed by FCI Trading ($418.4 million) in excess of the debt and obligations assumed by Ferrellgas Partners, L.P. ($409.6 million) was $8.7 million.
In partial consideration of the $8.7 million excess net value contributed by FCI Trading, Ferrellgas Partners, L.P. issued to FCI Trading 195,686 common units at a price of $23.94 per common unit for a total value of $4.7 million. The $23.94 per common unit price represented the average of the daily closing prices of FGP on the NYSE for the 20 consecutive trading days prior to April 21, 2004.

Mr. H. Christopher Owings
U.S. Securities and Exchange Commission
January 13, 2006

The remaining $4.0 million of excess net value received by FCI Trading (the $8.7 million less $4.7 million of common units) was contributed to both Ferrellgas Partners, L.P. and the operating partnership by FCI Trading (on behalf of the partnerships’ general partner, an affiliate of FCI Trading) to maintain the general partner’s overall 2% general partner interest in both partnerships after the Blue Rhino contribution.
Please feel free to call Kevin Kelly at 913-661-1504 or me at 713-546-0525 to discuss any remaining questions or comments. We thank you for your comments and questions and look forward to your response.

Sincerely,

/s/ David L. Ronn

David L. Ronn

cc:	Mr. Kevin Kelly
Ferrellgas, Inc.

Mr. Clifford Olsen
Deloitte & Touche LLP